Exhibit 21.1

Subsidiaries of Registrant are as follows:

Name	Jurisdiction of incorporation

Immunocore Limited	England and Wales

Immunocore LLC	United States

Immunocore Commercial LLC	United States

Immunocore Ireland Limited	Ireland

Immunocore GmbH	Switzerland

Immunocore Nominees Limited	England and Wales